SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         Report for the Month of January 2004

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Holding(s) in Company














Letter to Xenova Group dated 5 January 2004

Disclosure of Interest in shares Under Section 198
--------------------------------------------------

Please be advised that Legal & General Group Plc Companies are currently the beneficial owners of the following number of shares which are not subject to a concert party and will be registered as follows:


Material Interest
-----------------

HSBC Global Custody Nominee (UK) Ltd A/c 887711       5,589,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245         781,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206       4,465,042
HSBC Global Custody Nominee (UK) Ltd A/c 363605         558,000
HSBC Global Custody Nominee (UK) Ltd A/c 866203         223,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509         323,902
                                                     ----------     -----
                                                     11,939,944     2.76%
                                                     ----------     -----

Please note that this percentage is based on our understanding that your issued share capital is 431,484,000, which is the figure quoted on Bloomberg.

Contact:

Julia Stone
020 75286742


From Legal & General Investment Management


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 6th January 2004